March 17, 2025

Adeel Rouf
Chief Executive Officer and President
Titan Acquisition Corp
131 Concord Street
Brooklyn, NY 11201

       Re: Titan Acquisition Corp
           Registration Statement on Form S-1
           Filed March 10, 2025
           File No. 333-285659
Dear Adeel Rouf:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
The Offering
Ability to extend time to complete initial business combination, page 31

1. We note your response to prior comment 3 and reissue. Please expand your disclosure to address the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
Management, page 134

2. We note your response to prior comment 5. Please also revise to disclose the amount of membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K. March 17, 2025
Page 2
Report of Independent Registered Public Accounting Firm, page F-2

3. We note the signature of WithumSmith+Brown, PC has been omitted from their audit report. Please provide a signed audit report in the next amendment. Please refer to
       Rule 2-02 of Regulation S-X.
Exhibit 10.2, page II-6

4. We note that clause 2 of the letter agreement states: "The Sponsor and each Insider agrees with the Company that if the Company seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business
       Combination, it, he or she shall (i) vote any Ordinary Shares owned by it, him or her in favor of any proposed Business Combination." However, we note your disclosure on the cover page and elsewhere carves out "public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act." Please advise or revise as appropriate.
Part II. Information not Required in Prospectus
Exhibit Index
Exhibit 5.2, page II-6

5.     Please request Cayman counsel to revise its opinion in Exhibit
       5.2 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 2.1, 2.2, 2.6, and 2.11 of Part 2. Refer to Section II.B.3.a of Staff Legal
       Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Michael J. Blankenship, Esq.